



Siva Nadarajah · 2nd

Co-Founder, JOGO Health - DTx for
#pain #incontinence #stroke

Talks about #chronicpain, #cerebralpalsy,
#neuroplasticity, #purposedrivenlife, and
#digitaltherapeutics

Bridgewater, New Jersey, United States ·

Contact info

4,247 followers · **500+ connections**

 **2 mutual connections:** Michael Rice and Danny Kim

Follow   Message   More

 **JOGO Health Inc.**

 **University of Peradeniya**

About

Thinking of JOGO Health..

Experience

 **Co-Founder and President**
JOGO Health Inc.
Aug 2019 – Present · 2 yrs 1 mo
Greater New York City Area

JOGO uses wearables and an App that leverages AI and VR to treat chronic pain, incontinence , stoke and 21 other neuromuscular conditions leveraging the clinically proven science of neuroplasticity.

JOGO is a virtual first company, where treatments are primarily provided via Telemedicine along with offli ...see more

---

Director, Board Of Directors
INTERNATIONAL MEDICAL HEALTH ORGANIZATION
Jul 2020 – Present · 1 yr 2 mos
Columbus, Ohio, United States

IMHO is a grassroots global health nonprofit organization that seeks to improve and develop healthcare services and infrastructure in under-served regions worldwide. The organization was founded on principles of humanit ...see more

---



Voting Member
Wikimedia Foundation - New York City Chapter
Nov 2011 – Present · 9 yrs 10 mos
New York City



Global Head and General Manager, AETracker
IQVIA
Apr 2013 – Jul 2019 · 6 yrs 4 mos
Greater New York City Area

General Manager with a global P/L for AETracker and Nexxus Social - an AI powered bigdata solution that identifies adverse events, off-label and other risk factors in bigdata for healthcare companies. ...see more

Founder and CEO

Semantelli Corp. (acquired by IQVIA)

May 2010 – Apr 2013 · 3 yrs

New Jersey, USA

Semantelli provides AI driven drug safety detection and social media compliance and listening solutions for the global healthcare and Life Sciences companies. We are ranked by IDC as leaders in social analytics for pharma. Custo ...see more

Show 4 more experiences ⌄

Education

University of Peradeniya

BSEE, Electrical and Electronics Engineering

1992 – 1996

Harvard Business School

Executive Education, Leading Product Development

2006 – 2006

Under Prof. Clayton Christensen



